Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Breast Cancer Clinical Data Accepted for Oral Presentation

     TORONTO, Oct. 21 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; PREMF.pk) today announced that an abstract entitled, "Quantitative
Galactose Oxidase Schiff's reaction in Nipple Aspirate Fluid may distinguish women with or without Breast Cancer" has been accepted for an oral presentation at the 4th Annual Academic Surgical Congress.
     "We are extremely pleased and honored that this abstract has been accepted for presentation at this influential symposium," said Brent Norton,
President and CEO of PreMD Inc. "This study provides valuable clinical insight as to how women with breast cancer may benefit from testing with Galactose
Oxidase Schiff's (GOS) reactivity. This presentation further strengthens our clinical data of our entire cancer franchise, which we are progressively developing."
     This study extends our scientific data and evaluates GOS reactivity in healthy control patients compared to those with ductal carcinoma in situ or invasive disease. The lead author on the study is Dr. Anees B. Chagpar from the University of Louisville. The 4th Annual Academic Surgical Congress is to
be held February 3-6, 2009 in Fort Myers, FL

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include PREVU(x) POC and PREVU(x) LT, both non-invasive skin cholesterol tests. The Company's cancer tests include
ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario. For more information about PreMD, please visit www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.
     Investors are cautioned not to rely on these forward-looking statements.
PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice-President Finance and CFO,
Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com; Brent Norton,
President & CEO, Tel: (416) 222-3449 ext 22, Email: bnorton(at)premdinc.com/
     (PREMF PMD.)

CO:  PreMD Inc.

CNW 09:14e 21-OCT-08